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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 5)*

ESCALADE, INCORPORATED
(Name of Issuer)
Common Stock, No Par Value
(Title of Class of Securities)
296056-10-4
(CUSIP Number)
December 31, 2006
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

     ☐ Rule 13d-1(b)

     ☑ Rule 13d-1(c)

     ☐ Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	296056-10-4	Page	2	of	5 Pages

1	NAMES OF REPORTING PERSONS: C. W. “Bill” Reed

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☐
	(b) ☑

3	SEC USE ONLY:

4	CITIZENSHIP OR PLACE OF ORGANIZATION:

	United States of America

	5	SOLE VOTING POWER:

NUMBER OF		548,412

SHARES	6	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		7,857

EACH	7	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		548,412

WITH:	8	SHARED DISPOSITIVE POWER:

		7,857

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	556,269

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9):

	4.27%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	IN

CUSIP No. 296056-10-4	Page 3 of 5 Pages
ITEM 1
(a)	NAME OF ISSUER: Escalade, Incorporated

(b)	ADDRESS OF ISSUER’S PRINCIPAL EXECUTIVE OFFICES:
817 Maxwell Avenue
Evansville, IN 47711
ITEM 2
(a)	NAME OF PERSON FILING: C. W. “Bill” Reed

(b)	ADDRESS OF PRINCIPAL BUSINESS OFFICE:
251 Wedcor Avenue
Wabash, IN 46992
(c)	CITIZENSHIP: U.S.A.

(d)	TITLE OF CLASS OF SECURITIES: Common Stock, no par value

(e)	CUSIP NUMBER: 296056-10-4
ITEM 3
     This statement is not filed pursuant to Rules 13d-1(b) or 13d-2(b). This statement is filed pursuant to Rule 13d-1(c)[x].
ITEM 4
OWNERSHIP
(a)	AMOUNT BENEFICIALLY OWNED:
556,269 shares, including 7,857 shares held by Mr. Reed’s adult children.

CUSIP No. 296056-10-4	Page 4 of 5 Pages
(b)	PERCENT OF CLASS:
4.27%

(c) (i)	SOLE VOTING POWER:	548,412
(ii)	SHARED VOTING POWER:	7,857
(iii)	SOLE DISPOSITIVE POWER:	556,269
(iv)	SHARED DISPOSITIVE POWER:	7,857
ITEM 5
OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS
[ X ] This statement is being filed to report the fact that as of the date hereof, the reporting person has ceased to be the beneficial owner of more than five percent of the common stock of Escalade, Incorporated.
ITEM 6
OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON
Not Applicable
ITEM 7
IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY
WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE
PARENT HOLDING COMPANY:
Not Applicable
ITEM 8
IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP
Not Applicable

CUSIP No. 296056-10-4	Page 5 of 5 Pages
ITEM 9
NOTICE OF DISSOLUTION OF GROUP
Not Applicable
ITEM 10
CERTIFICATION
     By signing below, the undersigned certifies that, to the best of his knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purposes or effect.
SIGNATURE
     After reasonable inquiry and to the best of his knowledge and belief, the undersigned hereby certifies that the information set forth in this statement is true, complete and correct.
Date: February 8, 2007

/s/ C.W. BILL REED C. W. “Bill” Reed